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                                 Filed by Florida Progress
                                 Corporation Pursuant to Rule 425 under
                                 the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12
                                 of the Securities Exchange Act of 1934

                                 Subject Company: Florida Progress Corporation
                                                  Commission File No.  001-08349

         Commencing on March 24, 2000, Florida Progress Corporation began mailing its 1999 Annual Report to Shareholders, which contained the following letter and related material:

BIGGER. BETTER. STRONGER.

1999 will be remembered as a historic year for Florida Progress Corporation. Our largest subsidiary, Florida Power Corporation, completed its first century of service. Generations of employees have created a tradition of commitment that forms the basis of an ongoing relationship with customers in what continues to be one of the fastest-growing markets in the country.

We are bigger, better and stronger than ever before, and the proof is in our 1999 achievements. Florida Progress enjoyed considerable financial and operations successes during the year. Earnings increased significantly. Our nonregulated businesses posted record results. Florida Power set a new record for power plant output and performance and added more cost-efficient generating capacity during the year. And most significant in 1999, we entered into an agreement to combine Florida Progress with Carolina Power & Light Company in a transaction designed to offer our shareholders a substantial premium.

As we celebrated our company's 100-year anniversary, our employees and the communities we serve came together to honor our proud past. One important legacy of our rich history is momentum. Our financial and operational successes are mounting -- as we move toward an even more powerful future.

LETTER TO OUR SHAREHOLDERS:

[Picture of Richard Korpan, Florida Progress Chairman, President and Chief] Executive Officer]

         In 1999, Florida Progress Corporation achieved major milestones as we moved into a position of increasing prominence. The year will be remembered as historic and outstanding for a number of reasons.

Proud Past

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         In 1999, our principal subsidiary, Florida Power Corporation, marked its 100th year of service. We celebrated with an extensive advertising and community campaign that reached hundreds of thousands of our customers.

         In this historic year, both Florida Power and Electric Fuels Corporation -- our energy and transportation subsidiary -- celebrated impressive financial and operational successes. After a hundred years, some companies might rest on their laurels, but at Florida Progress, we have leveraged the momentum of our past to make us bigger, better and stronger.

Powerful Future

         The growth of our company over the past century has been marked at times by a series of mergers and acquisitions. On August 22, 1999, our board made a historic decision to accept an offer to combine Florida Progress with Carolina Power & Light Company (CP&L). It was an opportunity for us to become part of a larger, stronger energy company and create one of the most powerful regional electric and natural gas companies in the Southeast U.S.

         The planned combination with CP&L, headquartered in Raleigh, North Carolina, provides our shareholders with a premium price that recognizes the outstanding value of our successful company. A joint proxy statement about the combination will be sent to shareholders of both companies.

A powerful presence in the Southeast U.S.

         The combined companies will create the nation's ninth-largest energy utility based on generating capacity of more than 18,500 megawatts. The new company will have total revenue of almost $7 billion and serve 2.5 million electric customers.

         Our two companies are a great strategic fit. We both share complementary visions of how to provide our high-growth markets with reliable, competitively priced energy and excellent customer service. Together, we are committed to expanding electric generation capacity in the Southeast U.S. Each company has announced plans to build additional capacity to meet the future energy needs of its customers.

         Our combination with CP&L is expected to produce more than $100 million in annual synergies. These synergies will result from operating efficiencies and the elimination of duplicate corporate and administrative programs and services. Revenue enhancements also are possible from wholesale marketing opportunities and generation expansion.

         The new company will create a platform for growth and will increase our competitive position in generation, power marketing and delivery of energy services. The move fulfills our strategic objective to increase our company's size and become a leading energy provider, serving some of the fastest-growing markets in the country.

Earnings per share up 10.7 percent

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         Florida Progress reported record earnings in 1999. Earnings per share climbed to $3.21, a 10.7-percent increase over 1998. This increase is impressive considering that 1998 was a strong year in which earnings per share were $2.90, also a 10.7-percent increase, before nonrecurring items, over 1997. Consolidated earnings were $314.9 million in 1999 on revenues of $3.8 billion, compared with 1998 earnings of $281.7 million on revenues of $3.6 billion.

         Our outstanding 1999 financial results were due to the continued strong improvement in earning from Florida Power and a significant increase in earnings from Electric Fuels.

         At Florida Power, the story was growth -- both in customers and usage. About 27,000 new retail customers were added during 1999. The number of new residential customers increased by almost 2 percent, while commercial customers grew by 3 percent. Total kilowatt-hour sales rose by 3.4 percent over 1998.

         Our utility reported 1999 earnings of $264.7 million, or $2.70 per share, compared with $248.6 million, or $2.56 per share, in 1998.

         At Electric Fuels, earnings per share were up about 45 percent over 1998. The company's Energy & Related Services unit contributed to most of the earnings increase. This resulted from the growing production and sales of Electric Fuels' newest product: a coal-based synthetic fuel, which generates tax credits. In 1999, about 2 million tons of synthetic fuel were sold, primarily to electric utilities. The company's Rail Services unit also posted higher earnings during the year.

         Our energy and transportation subsidiary reported 1999 earnings of $62.5 million, or $.64 per share, up from $42.3 million, or $.44 per share, in 1998.

Continuing a trend of solid earnings growth

         To our shareholders, we continue to deliver on our goal to produce consistent annual earnings per share growth of 5 percent or better. Fueling our confidence in 2000 is the forecast of a strong Florida economy, continued sales growth at Florida Power, and profitable growth opportunities at Electric Fuels.

         In the years ahead, we're confident that we can achieve this shareholder commitment as we combine our operations with CP&L. The new company's long-term potential is excellent. Both utilities operate in fast-growing service territories and are building new generation facilities to meet increasing customer demand. The regulatory climate is constructive, fair and reasonable in the states served by both utilities.

         Our confidence in sustained earnings growth is a key factor used in setting dividend policy. In 1999, Florida Progress increased the dividends paid per share -- for the 47th consecutive year -- to $2.18. Over the past several years, our board has evaluated the company's dividend policy to ensure that our dividend payout and dividend rate are

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appropriate, given the industry outlook for utilities, our business plan and our projected earnings growth.

         Our policy has been to increase the annual dividend rate by about 2 percent each year while continuing to lower our payout ratio. Under our agreement with CP&L, we have the flexibility to continue that policy if the Florida Progress board of directors so decides. Our combination with CP&L is scheduled to be completed in the fall of 2000, pending shareholder and regulatory approvals.

1999 stock performance ranks 2nd among S&P electrics

         Florida Progress' common stock outperformed most electric utility stocks in 1999. Utility stocks in general fell in disfavor during the year due to investor preference for high-growth technology companies and concerns over higher interest rates.

         The Standard & Poor's (S&P) Electrics Index, composed of 29 major electric utilities, dropped 23.2 percent in 1999, the worst annual performance since 1974. Many utilities hit 52-week lows in late 1999, but our stock price benefited from the announcement in August of our agreement to combine our company with CP&L and strong 1999 operating results. Our share price closed the year at $42.31, down only 5.6 percent in 1999.

         The slide in utility stocks meant that total annual returns -- stock price appreciation and dividends -- also were down for the year. The S&P electrics realized an average total return in 1999 of negative 19.4 percent, while Florida Progress' investment return finished the year at negative .7 percent. This ranked second among all the 29 S&P electrics. On a longer-term basis, over the past five years, our stock has continued to outperform the S&P electrics, achieving an average annual total return of 14.2 percent.

         We were pleased that S&P placed Florida Progress on its S&P 500 Index, effective June 21. The S&P 500 Index is widely recognized as a measure of U.S. stock market performance. Our company was selected from a list of companies because of a variety of factors, including our size and significance.

Serving Florida for 100 years

         In 1999, Florida Power celebrated 100 years of service. The anniversary provided the opportunity to honor our past by renewing our commitments for the future. Our anniversary message was simple: you can count on us now and in the future, just like you could count on us in the past.

         We renewed our commitments to shareholders, customers, employees and communities by establishing specific business objectives. For example, we set a goal to increase shareholder value and deliver consistent annual earnings per share growth of 5 percent or


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better. I'm pleased to say that we've already made major progress in that area in the first year.

         Throughout 1999, a series of events and activities were held to focus attention on Florida Power's 100-year anniversary and our commitments. During the year, nearly 4,700 past and present employees demonstrated their dedication to the company's commitments by signing a 32-foot banner, bearing the words "Count On Us." The banner traveled to company facilities around the state to raise awareness of the campaign and gain momentum as the company approached its official anniversary date: July 18, 1999. Anniversary activities will continue during 2000.

Building momentum to a powerful future

         We are proud of our past. In our first century, we evolved a tradition of service that is the core of a strong relationship between our dedicated employees and the customers we serve. We have build a company with solid fundamentals -- a company of outstanding value that has been recognized by today's competitive market.

         We have build momentum -- the kind of momentum that should continue to grow. You can see it in the outstanding achievements of 1999. And you'll continue to see it as we move toward an even more powerful future.

/s/ Richard Korpan
Richard Korpan

Chairman, President and Chief Executive Officer
February 7, 2000

1999 HIGHLIGHTS

o    Consolidated earnings per share up 10.7 percent

o    Florida Power earnings per share up 5.5 percent

o    Electric Fuels earnings per share up 45 percent

o    Annual dividend increased to $2.18 per share

o    Stock performance second among S&P Electrics Index

o Agreed to a combination with CP&L that provides shareholders with a substantial premium

o Planned combination creates large regional utility with 2.5 million customers

o    Power generation at record-high output and efficiency.


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     In connection with the share exchange between CP&L Energy and Florida
Progress, Carolina Power & Light and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary joint proxy statement/prospectus. CP&L will file a Registration Statement on Form S-4 and Florida Progress will file a definitive proxy statement each of which will contain the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress in addition to other relevant documents concerning the share exchange with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting Carolina Power & Light and CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (BT11B), St. Petersburg, Florida 33733, telephone: (800) 937-2640. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE SHARE EXCHANGE.

     CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Carolina Power & Light with the SEC on March 6, 2000.

     Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on March 6, 2000.